UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras convenes the Annual and an Extraordinary Meeting of the Company’s shareholders, to be held exclusively by digital format, pursuant to Article 4, Paragraph 2, Item I and Article 21-C, Paragraphs 2 and 3 of CVM Instruction 481, of December 17, 2009 (“CVM Instruction 481”), on April 14, 2021, at 3 p.m. (GMT-3 time zone), via Digital Platform, to resolve on the following matters:

Annual Meeting

I.	Assessing the Management’s accounts, examining, discussing and voting on the Management’s Report and the Company’s Financial Statements, with the report from the independent auditors and the Fiscal Council Report, for the fiscal year ended on December 31, 2020;

II.	Proposal for the allocation of the Loss/Profit for the fiscal year of 2020;

III.	Election of five (5) members of the Fiscal Council, with one (1) member appointed by the minority holders of common shares and one (1) appointed by the holders of preferred shares, both through a separate election process, and respective alternates;

IV.	Establishing the compensation for the members of the Management, Fiscal Council, and Advisory Committees of the Board of Directors.

Extraordinary Meeting

I.	Proposal for the merger of Companhia de Desenvolvimento e Modernização de Plantas Industriais S.A (CDMPI) by Petróleo Brasileiro S.A – Petrobras to:

(1)	Ratify the contracting of Moreira Associados Auditores Independentes (Moreira Associados) by Petrobras to prepare the Appraisal Report, at book value, of CDMPI's shareholders' equity, pursuant to paragraph 1 of article 227 of Law 6404, of December 15, 1976;
(2)	Approve the Appraisal Report prepared by Moreira Associados for the appraisal, at book value, of CDMP’s shareholders' equity;
(3)	Approve, in all its terms and conditions, the Protocol and Justification of the merger, entered into by and CDMPI and Petrobras on 02.24.2021;
(4)	Approve the merger of CDMPI by Petrobras, and its consequent extinction, without increasing the capital stock of Petrobras, and
(5)	Authorize Petrobras' Board of Executive Officers to perform all acts required to effect the merger and to bring of the Acquired Company and the Acquiror in good standing before the competent bodies, as necessary.

Considering the effects of the COVID-19 (coronavirus) pandemic in Brazil and the measures taken by health and government authorities to cope with the pandemic, especially regarding restrictions on mobility and public gatherings, the Annual General Meeting will be held exclusively by digital format, therefore shareholder’s participation can only take place as follows:

(a)	by using the Distance Voting Ballot, available to shareholders on the Company’s http://www.petrobras.com.br/ri) and CVM’s (http://www.cvm.gov.br) websites;

(b)	by using the Digital Platform, which may be accessed in person or by a duly appointed attorney-in-fact, as per Article 21-C, Paragraphs 2 and 3 of CVM Instruction 481, in which case the shareholder may: (i) simply participate in the meeting, having already sent the Distance Voting ballot, or not; or (ii) participate and vote in the meeting, in which case the voting instructions previously sent by the shareholder in the Distance Voting ballot will be disregarded, and the vote given through the Digital Platform will prevail.

Proof of the status as the Company’s shareholder must be issued under Article 126 of the Brazilian Corporation Law and Article 13 of Petrobras’ Bylaws, as applicable.

The Company informs shareholders who wish to participate in this meeting that the instructions to access the Digital Platform and/or to send the Distance Voting Ballot, pursuant to CVM Instruction 481, can be found in the Handbook for Shareholders Participation and in the Meeting Instructions for Shareholders.

To participate in these Meetings through the Digital Platform, the shareholder must send a request to the Company, by email, to the following address: assembleias@petrobras.com.br, until two (2) days before the Meetings, that is, until 3 p.m. (GMT-3 time zone), April 12, 2020, in which email the shareholder must enclose the following documents:

• Individuals:

(a) valid ID with photo (original or certified copy) of the shareholder. The following documents can be presented: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association Card accepted as ID for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH);

(b) proof of ownership of Petrobras’ shares, issued by the depositary or custodian financial institution; and

(c) email to receive an individual invitation to access the Digital Platform and, therefore, participate in these Meetings.

• Company or Legal Entity:

(a) valid ID with photo (original or certified copy) of the legal representative. The following documents can be sent: (i) Identity Card (RG) or Foreigner’s Identity Card (RNE); (ii) Passport; (iii) Professional Association Card accepted as ID for legal purposes (for example, OAB, CRM, CRC, CREA); or (iv) Driver’s License (CNH);

(b) documents proving the representation, including the appointment by power of attorney and a copy of the professional qualification documents and the minutes of the election of the board members; and, in the case of an investment fund, copies of (i) the fund’s bylaws, (ii) the professional qualification documents of its board member or member of the management, as the case may be; and (iii) the minutes of the election of such board members. If these documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but notarization and consularization are not required. Documents in English and Spanish do not need to be translated;

(c) proof of ownership of Petrobras’ shares, issued by the depositary or custodian financial institution; and

(d) email to receive an individual invitation to access the Digital Platform and, therefore, attend the Meetings.

The exercise of the voting rights in the case of loaned shares will be under the responsibility of the borrower unless otherwised provided for in the agreement of the parties.

Despite the possibility of participating through the Digital Platform, Petrobras recommends that shareholders adopt the Distance Voting.

All documents regarding the matters to be resolved on at these Shareholders’ Meeting are available to the shareholders at the Company’s (http://www.petrobras.com.br/ri) and Brazilian Securities and Exchange Commission – CVM’s (http://www.cvm.gov.br) websites, as per the terms of CVM Instruction 481.

Rio de Janeiro, March 12, 2021.

Eduardo Bacellar Leal Ferreira

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer